a NASDAQ listed Company (NASDAQ-CM: VPCO)

January 8, 2016

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie and John Stickel

Re:	Vapor Corp. Application for Withdrawal on Form RW for Registration Statement on Form S-4 (File No. 333-208481)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Vapor Corp. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-208481), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Commission on December 11, 2015.

The Company requests withdrawal of the Registration Statement because, as reported on the Company’s Current Report on Form 8-K, filed with the Commission on January 8, 2016, the Company has terminated its exchange offer (the “Offer”) for all of the issued and outstanding Units of the Company. Accordingly, the Company will not proceed with the proposed issuance of its common stock and warrants as contemplated by the Offer. Because the proposed issuance of common stock and warrants that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Vapor Corp., 3001 Griffin Road, Ft. Lauderdale, FL 33312, with copies to Martin T. Schrier and Christopher J. Bellini of Cozen O’Conner via facsimile at (786) 220-0209.

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com

a NASDAQ listed Company (NASDAQ-CM: VPCO)

If you require additional information, please do not hesitate to contact the undersigned at (305) 749-2676.

Very truly yours,

/s/ Jeffrey E. Holman
Jeffrey E. Holman
Chief Executive Officer

3001 Griffin Road | Ft. Lauderdale, FL 33312 | Phone: 1.888.766.5351 | Fax: 1.888.882.7095
www.vapor-corp.com